July 15, 2014

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Ruairi Regan and Mr. James Lopez

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 10, 2014, regarding
Golden Queen Mining Co. Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2014
File No. 000-21777

Gentlemen:

Golden Queen Mining Co. Ltd. (the “Company”) hereby respectfully submits this letter as its response to the staff’s comments set forth in the July 10, 2014 comment letter regarding the above-referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) as filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014 (File No. 000-21777). For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Staff Comment No. 1:

General:

Please provide your analysis showing how you determined that you are not required to pay a filing fee under Securities Exchange Act Rule 0-11.

Company Response No. 1:

The Company is seeking shareholder approval of the Joint Venture transactions to satisfy the requirement of Section 501(c) of the TSX Company Manual that a listed company obtain disinterested shareholder approval of any proposed transaction in which an insider of the company is materially involved. None of the transactions contemplated in the Joint Venture or the Rights Offering backstop require shareholder approval under the Business Corporations Act (British Columbia).

Rule 0-11(c) under the Securities Exchange Act requires a filing fee in connection with proxy statements filed pursuant to Rule 14a-6(a) that concern a merger, consolidation, acquisition of a company, or proposed sale or other disposition of substantially all the assets of the registrant.

The joint venture transaction (the “Joint Venture”) is not a merger, consolidation, acquisition or sale or disposition of substantially all the assets of the Company, which would require a filing fee under Rule 0-11(c). Pursuant to the terms of the Joint Venture, the Company is not disposing of any assets. Gauss LLC will invest US $110,000,000 in Golden Queen Mining Company, Inc., a California corporation and the entity that owns the Company’s Soledad Mountain Project (“GQ California”), in consideration for 50% of the equity interest in GQ California and participation on GQ California’s board of managers. The Company and Gauss propose to develop the Soledad Mountain Project with the Company’s management managing day-to-day operations under the terms of an expense reimbursement agreement.

Securities and Exchange Commission
July 15, 2014

Staff Comment No. 2:

Terms of the Joint Venture, page 11:

Please revise your disclosure to clarify the potential dilution resulting from a rights offering, assuming full exercise of the standby commitment; the ownership held by public shareholders both before and after the rights offering; and whether the rights offering could result in a change of control.

Company Response No. 2:

We propose to include the following disclosure in an amendment to the Proxy Statement to illustrate the potential dilution resulting from the Rights Offering, the ownership held by public shareholders before and after the Rights Offering, and whether the Rights Offering could result in a change of control of the Company. We are not able to state the exact dilutive effect of the Rights Offering and Standby Commitment because the exercise price of the rights is currently undetermined, but the table provided below offers several scenarios with different exercise prices.

“Before the Rights Offering, as of July º, 2014, non-affiliated shareholders of the Company owned 64.8% of the Company’s issued and outstanding common stock. Assuming full exercise of all rights issued in the Rights Offering and no triggering of the Standby Commitment, based on share ownership numbers as of July º, 2014, after the Rights Offering non-affiliated shareholders of the Company would own º% of the Company’s issued and outstanding common stock.

The potential dilutive effect of the Rights Offering and the Standby Commitment are illustrated in the table below.

Potential Dilutive Effect of Rights Offering and Standby Commitment
Rights Offering Scenarios (Exercise Price)(1)	25% of Standby Commitment Exercised (shares issued)	50% of Standby Commitment Exercised (shares issued)	75% of Standby Commitment Exercised (shares issued)	100% of Standby Commitment Exercised (shares issued)
US $0.80
Ownership (%) of Standby Purchasers After Rights Offering and Standby Commitment(2)	14.1M Shares(1)	28.1M Shares(1)	42.2M Shares(1)	56.3M Shares(1)
	Leucadia: 6.1%	Leucadia: 12.2%	Leucadia: 18.3%	Leucadia: 24.3%
	Clay family group: 34.9%(3)	Clay family group: 34.7%(3)	Clay family group: 34.4%(3)	Clay family group: 34.2%(3)
Public Share Ownership (%) After Rights Offering and Standby	59.0%	53.2%	47.3%	41.5%

Securities and Exchange Commission
July 15, 2014

Commitment(4)
US $0.90
Ownership (%) of Standby Purchasers After Rights Offering and Standby Commitment(2)	12.5M Shares(1)	25M Shares(1)	37.5M Shares(1)	50M Shares(1)
	Leucadia: 5.6%	Leucadia: 11.3%	Leucadia: 16.9%	Leucadia: 22.5%
	Clay family group:	Clay family group:	Clay family group:	Clay family group:
	34.9%(3)	34.7%(3)	34.5%(3)	34.3%(3)
Public Share Ownership (%) After Rights Offering and Standby Commitment(4)	59.4%	54.0%	48.6%	43.2%
US $1.00
Ownership (%) of Standby Purchasers After Rights Offering and Standby Commitment(2)	11.25M Shares(1)	22.5M Shares(1)	33.75M Shares(1)	45M Shares(1)
	Leucadia: 5.2%	Leucadia: 10.5%	Leucadia: 15.7%	Leucadia: 21%
	Clay family group: 35.0%(3)	Clay family group: 34.7%(3)	Clay family group: 34.5%(3)	Clay family group: 34.3%(3)
Public Share Ownership (%) After Rights Offering and Standby Commitment(4)	59.8%	54.8%	49.7%	44.7%
US $1.10
Ownership (%) of Standby Purchasers After Rights Offering and Standby Commitment(2)	10.2M Shares(1)	20.45M Shares(1)	30.7M Shares(1)	40.9M Shares(1)
	Leucadia: 4.9%	Leucadia: 9.8%	Leucadia: 14.7%	Leucadia: 19.6%
	Clay family group: 35.0%(3)	Clay family group: 34.8%(3)	Clay family group: 34.6%(3)	Clay family group: 34.4%(3)
Public Share Ownership (%) After Rights Offering and Standby Commitment(4)	60.1%	55.4%	50.7%	46%

(1)	Assumes the Rights Offering is completed at the maximum offering of $45,000,000 worth of the Company’s common stock.
(2)	Prior to commencement of the Right Offering, the Clay family group owned 35.2% of the Company’s issued and outstanding common stock as of July º, 2014.
(3)

Percentage ownership includes shares held by the Clay family group before commencement of the Rights Offering, shares held after exercise of rights issued to the Clay family group in connection with the Rights Offering and shares held after exercise of rights issued to the Clay family group pursuant to the Standby Commitment.

Securities and Exchange Commission
July 15, 2014

(4)

Assumes shares of the Company’s common stock issued and outstanding after (a) the Rights Offering is completed at the maximum offering of $45,000,000 and (b) exercise of all rights issued in the Rights Offering.

Assuming full exercise of all rights issued in the Rights Offering and no triggering of the Standby Commitment, the Rights Offering would not result in a change of control of the Company. Assuming that 100% of the Standby Commitment were exercised at US $0.15 per share, a change of control of the Company could occur.”

Staff Comment No. 3:

Deliberations of the Special Committee, page 20:

Please clarify the extent to which the special committee considered alternatives to the joint venture transaction, such as retaining the current corporate structure while negotiating a stand-alone financing agreement with the related parties or others.

Company Response No. 3:

The special committee of the Company’s board of directors (the “Special Committee”) considered a number of alternatives to the Joint Venture, including the proposals described below.

Transaction Type	Notes
Debt Transactions	Debt transactions proposed by various third parties, including project credit facilities.
Equity Offerings	Third party proposals for equity offerings.
Stream	Third party proposals for a gold and/or silver stream transaction.
M&A	M&A transactions proposed by various third parties.
Others	Other proposals from third parties with various financing and structuring terms.

The Company also had discussions with various other third parties, none of which progressed to a term sheet. The Special Committee received a financial analysis and fairness opinion from Maxit Capital regarding the Company’s financing alternatives to the Joint Venture (the “Fairness Opinion”). After reviewing the Fairness Opinion and considering these various alternatives, the Special Committee determined to move forward with the Joint Venture.

Staff Comment No. 4:

Shareholder Approval, page 21:

Please provide your analysis showing how you concluded that the approval of the joint venture including the June 8, 2014 Transaction Agreement and the approval of the June 8, 2014 Standby Purchase Agreement should not be presented as separate proposals pursuant to Securities Exchange Act Rule 14a-4(a)(3), so that shareholders can consider and vote on each proposal on an individual basis.

Company Response No. 4:

The Company is seeking shareholder approval of the Joint Venture transactions to satisfy the requirement of Section 501(c) of the TSX Company Manual that a listed company obtain disinterested shareholder approval of any proposed transaction in which an insider of the company is materially involved. Neither the Joint Venture nor the Rights Offering backstop (whether as one transaction or separate transactions) require shareholder approval under the Business Corporations Act (British Columbia).

Securities and Exchange Commission
July 15, 2014

The Joint Venture and the Rights Offering are mutually dependent transactions under the terms of the Transaction Agreement. The Joint Venture transaction includes the Rights Offering backstop as a component of the transaction that cannot be separated and should be approved by the shareholders as a single proposal. The Joint Venture transaction contemplates that the Company will commence a Rights Offering (Section 4.12 of the Transaction Agreement) and the Company is obligated to pay the Standby Commitment fee at closing.

The Company has been advised by British Columbia legal counsel on the appropriate form of the proposal and resolutions to comply with the listing requirements of the TSX and the TSX has reviewed, commented on and approved the wording of the proposal and related resolutions.

Staff Comment No. 5:

Financial Statements:

Please tell us why you have not provided pro forma financial information giving effect to the joint venture. Tell us how the joint venture will be accounted for in your historical financial statements and cite the supporting literature.

Company Response No. 5:

Pro Forma Financial Information: We reviewed the requirements of Schedule 14A. Item 14(b)(9), 14(b)(10) and 14(b)(11) provide the requirements for including pro forma and other financial information in proxy materials. Item 14(a), which provides for applicability of Item 14, provides that information is required under Item 14 with respect to the following actions:

(1)	A merger or consolidation;

(2)	An acquisition of securities of another person;

(3)	An acquisition of any other going business or assets of a going business;

(4)	A sale or transfer of all or any substantial part of assets; or

(5)	A liquidation or dissolution.

The Company does not believe that the Joint Venture transaction constitutes any of the transactions described in Item 14(a) of Schedule 14A. Pursuant to the terms of the Joint Venture, Gauss LLC will invest US $110,000,000 in GQ California (the “Gauss Investment”) in consideration for 50% of the equity interest in GQ California and participation on GQ California’s board of managers. The Company and Gauss propose to develop the Soledad Mountain Project with the Company’s management managing day-to-day operations under the terms of an expense reimbursement agreement. The Joint Venture will not change the nature of how the Soledad Mountain Project will be developed or the Company’s anticipated participation in the Soledad Mountain Project. Consequently, the Company does not believe that pro forma financial should be included in the proxy materials.

Accounting Treatment of Joint Venture: The Special Committee approved the Joint Venture without emphasis on the specific accounting treatment of the transactions thereunder.

Securities and Exchange Commission
July 15, 2014

The Company has engaged a third party accounting advisor to evaluate the appropriate accounting method for the Joint Venture. The Company and its third party accounting advisor currently are evaluating the appropriate accounting treatment for the Joint Venture, including whether the appropriate treatment will result in:

(1)	in accordance with FASB Section 810 - Consolidation, fully consolidating all assets and liabilities of GQ California and recording the Gauss Investment as an investment for a non-controlling interest;

(2)	in accordance with FASB Section 930 - Extractive Activities, sub-section 810-45, proportionally consolidating 50% of GQ California’s assets and liabilities; or

(3)	in accordance with FASB Section 323 - Investments - Equity Method and Joint Ventures, not consolidating any portion of GQ California and characterizing the Joint Venture as an equity investment.

Alternatively, under the third scenario, the Company may also have the option to carry the investment at fair value, with value changes recorded in the statement of operations.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Proxy Statement;

  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the Proxy Statement or our response letter, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ H. Lutz Klingmann

H. Lutz Klingmann
President and Chief Executive Officer